January 28, 2020

Roberta Lipson
Chief Executive Officer
New Frontier Health Corporation
10 Jiuxianqiao Road,
Hengtong Business Park
B7 Building, 1/F
Chaoyang District, 100015,
Beijing, China

       Re: New Frontier Health Corporation
           Registration Statement on Form F-1
           Filed January 24, 2020
           File No. 333-236079

Dear Ms. Lipson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction